Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements	1
Consolidated Statements of Comprehensive Income	2
Consolidated Statements of Financial Position	3
Consolidated Statements of Changes in Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6
Summary of Information requested by article 4 of Chapter III of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
AA2000 The company	Aeropuertos Argentina 2000 S.A.
AFIP	Federal Public Revenue Administration
BCRA	Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
NSC	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
COUNTRY Tax	Tax for an Inclusive and Solidary Argentina
INDEC	Acronym for National Institute of Statistics and Censuses
CPI	Consumer Price Index (General Level)
MLC	Acronym for Free Exchange Market
NIF	International Accounting Standards
IFRS	International Financial Reporting Standards
ICAO	International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
NAS	National Airport System
N.A.R	Nominal annual interest rate
OT	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Condensed Consolidated Interim Financial Statements

For the nine-month period of the

Fiscal Year N° 26 commenced January 1, 2023

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14)

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statement of Comprehensive Income

For the nine month periods ended at September 30, 2023 and 2022

		Three months at		Nine months at
		09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Note	Millions of $
Continuous Operations
Sales income	4	73,612	59,798	208,742	168,259
Construction income		11,908	14,812	37,512	28,105
Cost of service	5.1	(43,352)	(35,744)	(121,595)	(104,856)
Construction costs		(11,885)	(14,800)	(37,463)	(28,060)
Income for gross profit for the period		30,283	24,066	87,196	63,448
Distribution and selling expenses	5.2	(4,105)	(3,689)	(12,081)	(6,959)
Administrative expenses	5.3	(2,855)	(2,375)	(8,450)	(6,683)
Other income and expenses, net	6.1	(660)	457	2,361	2,941
Operating profit for the period		22,663	18,459	69,026	52,747
Finance Income	6.2	7,206	(663)	9,495	6,151
Finance Costs	6.3	(10,585)	6,034	(6,274)	11,659
Result from exposure to changes in the purchasing power of the currency		(6,428)	(810)	(11,449)	5,227
Result of investments accounted for by the equity method		(1)	(1)	(2)	(8)
Income before income tax		12,855	23,019	60,796	75,776
Income tax	6.4	(1,534)	(3,997)	(11,395)	1,993
Income for the period for continuous operations		11,321	19,022	49,401	77,769
Net Income for the period		11,321	19,022	49,401	77,769
Other comprehensive income
Comprehensive Income for the period		11,321	19,022	49,401	77,769

Income attributable to:
Shareholders		11,296	19,022	49,414	77,768
Non –Controlling Interest		25	-	(13)	1

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		43.7920	73.4440	191.09720	300.2664

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Consolidated Statements of Financial Position

At September 30, 2023 and December 31, 2022

		09.30.2023	12.31.2022

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		2	3
Property, plant and equipment		426	359
Intangible Assets	7	567,727	552,772
Rights of use		102	1,024
Assets for deferred tax		192	-
Other receivables	9.1	14,091	19,716
Investments	9.3	3,657	-
Total Non-Current Assets		586,197	573,874
Current Assets
Other receivables	9.1	3,260	4,552
Trade receivables, net	9.2	20,060	19,184
Other assets		92	202
Investments	9.3	9,985	1
Cash and cash equivalents	9.4	55,729	52,021
Total Current Assets		89,126	75,960
Total Assets		675,323	649,834
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		41,027	41,027
Legal , facultative reserve and others		242,062	204,490
Retained earnings		49,414	37,458
Subtotal		332,899	283,371
Non-Controlling Interest		(78)	(65)
Total Shareholders’ Equity		332,821	283,306
Liabilities
Non-Current Liabilities
Provisions and other charges	11	3,988	4,618
Financial debts	8	228,776	234,161
Deferred income tax liabilities		58,876	47,292
Lease liabilities		46	-
Accounts payable and others	9.5	420	479
Total Non- Current Liabilities		292,106	286,550
Current Liabilities
Provisions and other charges	11	6,677	12,424
Financial debts	8	11,091	24,567
Income tax, net of prepayments		-	14
Lease liabilities		88	792
Accounts payable and others	9.5	28,365	32,272
Fee payable to the Argentine National Government	10.1	4,175	9,909
Total Current Liabilities		50,396	79,978
Total Liabilities		342,502	366,528
Total Shareholder’s Equity and Liabilities		675,323	649,834

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Consolidated Statements of Changes in Equity

At September 30, 2023 and 2022

	Attributable to majority shareholders									Non-	Total
	Common Shares	Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity

	In Millions of $
Balance at 01.01.23	259	-	137	41,027	6,980	196,482	1,028	37,458	283,371	(65)	283,306
Resolution of the Meeting of April 26, 2023 - Constitution of reserves (Note 16)	-	-	-	-	1,249	36,209	-	(37,458)	-	-	-
Compensation plan	-	-	-	-	-	-	114	-	114	-	114
Net Income for the period	-	-	-	-	-	-	-	49,414	49,414	(13)	49,401
Balance at 09.30.2023	259	-	137	41,027	8,229	232,691	1,142	49,414	332,899	(78)	332,821

Balance at 01.01.22	259	911	137	103,522	7,015	200,227	993	(45,327)	267,737	4	267,741
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 15)	-	(911)	-	(62,287)	-	(2,755)	-	-	(65,953)	-	(65,953)
Compensation plan	-	-	-	-	-	-	17	-	17	-	17
Net Income for the period	-	-	-	-	-	-	-	77,768	77,768	1	77,769
Balance at 09.30.2022	259	-	137	41,235	7,015	197,472	1,010	32,441	279,569	5	279,574

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

Consolidated Statements of Cash Flow

For the nine-month periods ended at September 30, 2023 and 2022

		09.30.2023	09.30.2022

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		49,401	77,769
Adjustment for:
Income tax		11,395	(1,993)
Amortization of intangible assets	5/7	22,557	22,869
Depreciation of property , plant and equipment	5	94	25
Depreciation right of use	5	922	927
Bad debts provision	5.2	594	(2,775)
Specific allocation of accrued and unpaid income		3,571	2,869
Result from investments accounted for using the equity method		2	8
Compensation plan		114	17
Accrued and unpaid financial debts interest costs	8	11,192	16,523
Accrued deferred revenues and additional consideration	11	(2,955)	(2,930)
Accrued and unpaid Exchange differences		(3,228)	(10,290)
Litigations provision	11	327	210
Inflation Adjustment		(10,901)	(38,545)
Changes in operating assets and liabilities:
Changes in trade receivables		(11,211)	(13,731)
Changes in other receivables		(3,269)	(3,424)
Changes in other assets		109	-
Changes in accounts payable and others		12,664	5,336
Changes in provisions and other charges		(2,016)	(11,702)
Changes in specific allocation of income to be paid to the Argentine National State		(4,856)	(2,659)
Increase of intangible assets	7	(37,512)	(28,105)
Income tax payment		(3)	(26)
Net cash Flow generated by operating activities		36,991	10,373
Cash Flow for investing activities
Acquisition of investments		(14,499)	(36,424)
Collection of investments		817	39,437
Fixed assets acquisitions		(61)	(1)
Net Cash Flow (applied to) / generated by investing activities		(13,743)	3,012
Cash Flow from financing activities
New Financial debts	8	3,735	102,177
Payment of leases		(765)	(785)
Financial debts paid- principal	8	(14,090)	(52,819)
Financial debts paid- interests	8	(13,140)	(17,107)
Payment of debt to the National State	11	-	(62,225)
Dividends payment		-	(751)
Net Cash Flow applied to financing activities		(24,260)	(31,510)
Net decrease in cash and cash equivalents		(1,012)	(18,125)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		52,021	64,804
Net decrease in cash and cash equivalents		(1,012)	(18,125)
Inflation adjustment generated by cash and cash equivalents		7,165	11,838
Foreign Exchange differences by cash and cash equivalents		(2,445)	(8,023)
Cash and cash equivalents at the end of the period		55,729	50,494
Transactions that do not involve movement of cash and cash equivalents:
Acquisition of PP&E through financial lease liabilities		100	-

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2022.

 Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the resolution Nº 60/21postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020.

To date, the Company has complied with these commitments.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

The ORSNA deferred until June 2023 the adjustment necessary to balance the financial projection of income and expenses. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO) within the framework of the agreements entered into in File 56,695/2019.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

This note of these Interim Condensed Consolidated Financial Statements does not reflect all the information required in the annual financial statements as it has significant changes. It must be read in conjunction with the audited Consolidated Financial Statements as of December 31, 2022.

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 09.30.2023

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14.398.848	99,30%	804	61	798
Cargo & Logistics SA. (3)	1.614.687	98,63%	2	(2)	2
Paoletti América S.A. (3)	6.000	50,00%	-	-	-
Texelrío S.A. (4)	84.000	70,00%	1	(29)	85
Villalonga Furlong S.A (3) (5)	56.852	1,46%	4	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	Not consolidated due to low significance.

(4)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value.

(5)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

Cargo & Logistics S.A., owner of 98.42% of the shares of Villalonga Furlong S.A., which in turn is holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

NOTE 3 – ACCOUNTING POLICIES

These Interim Condensed Consolidated Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on November 9, 2023.

The NSC through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the nine-month period ended September 30, 2023 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2022 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of September 30, 2022 and the Consolidated Financial Statements at December 31, 2022, timely approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2023, based on the application of IASB 29 (see Note 3.7). The Statement of Cash Flows for the period ended September 30, 2022, included cash payments for the redemption of preferred shares (see note 15), which were classified as operating activities instead of financing activities. Therefore, the comparative Statement of Cash Flows for the nine-month period ended September 30, 2022 was modified to reflect this change, increasing operating activities and decreasing financing activities by $62,225 within the debt payment line to the National state. Based on the materiality analysis of quantitative and qualitative factors, it was concluded that this situation does not have a significant effect, individually or collectively, on the financial statements of the previous period.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2022.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2022.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. As of September 30, 2023, the price index amounted to 2,304.9241, with inflation for the nine-month period of 91.6% and year-on-year of 138%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2023. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2023, applying the corresponding adjustment coefficients at their dates of contribution or origin;

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2023, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to ANB, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the nine-month period ended at September 30, 2023 was a loss of $11,395 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $122,905, because as of September 30, 2023, the variation of the CPI for the period of 36 months at the end of fiscal year 2023 will exceed 100%.

NOTE 4 - SALES INCOME

	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Air station use rate	34,270	28,359	100,654	75,283
Landing fee	2,948	2,060	8,349	6,766
Parking fee	1,153	806	3,221	2,635
Total aeronautical income	38,371	31,225	112,224	84,684
Total non-aeronautical income	35,241	28,573	96,518	83,575
Total	73,612	59,798	208,742	168,259

As of September 30, 2023 and 2022, "over the time" income from contracts with customers for the nine-month periods was $169,492 million and $137,591 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Specific allocation of income	10,805	8,842	30,749	24,901
Airport services and maintenance	9,038	7,016	24,176	20,174
Amortization of intangible assets	7,699	7,294	22,409	22,711
Depreciation of property, plant and equipment	52	8	94	25
Salaries and social charges	12,326	9,426	34,395	28,111
Fee	236	53	405	171
Utilities and fees	1,436	1,651	4,142	4,394
Taxes	300	256	919	903
Office expenses	1,099	846	3,163	2,304
Insurance	62	43	221	235
Depreciation rights of use	299	309	922	927
Total	43,352	35,744	121,595	104,856

5.2. Distribution and marketing expenses

	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Amortization of intangible assets	-	1	3	5
Salaries and social charges	87	104	301	271
Utilities and fees	-	1	3	3
Taxes	3,872	3,172	10,863	9,205
Office expenses	13	14	16	23
Advertising	120	120	301	227
Provision for bad debts	13	277	594	(2,775)
Total	4,105	3,689	12,081	6,959

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative expenses

	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Airport services and maintenance	64	72	242	128
Amortization of intangible assets	56	53	145	153
Salaries and social charges	1,411	1,100	4,337	3,363
Fee	329	318	816	817
Utilities and fees	6	4	14	26
Taxes	494	621	1,451	1,634
Office expenses	410	195	1,222	453
Insurance	30	12	97	39
Fees to the Board of Directors and the Supervisory Committee	55	-	126	70
Total	2,855	2,375	8,450	6,683

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Trust for Strengthening	1,801	1,474	5,125	4,150
Other	(2,461)	(1,017)	(2,764)	(1,209)
Total	(660)	457	2,361	2,941

6.2 Finance Income	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Interest	6,548	2,857	13,085	11,145
Foreign Exchange differences	658	(3,520)	(3,590)	(4,994)
Total	7,206	(663)	9,495	6,151

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.3 Financial Costs

	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Interest	(3,674)	(6,168)	(13,214)	(33,149)
Foreign Exchange differences	(6,911)	12,202	6,940	44,808
Total	(10,585)	6,034	(6,274)	11,659

6.4 Income Tax

	Three months at		Nine months at
	09.30.2023	09.30.2022	09.30.2023	09.30.2022

	Millions of $
Current	-	(2)	-	(4)
Deferred	(1,534)	(3,995)	(11,395)	1,997
Total	(1,534)	(3,997)	(11,395)	1,993

NOTE 7 – INTANGIBLE ASSETS

		09.30.2023	09.30.2022

	Note	Millions of $
Original values:
Initial Balance		885,537	845,085
Acquisitions of the period		37,512	28,105
Balance at September 30		923,049	873,190

Accumulated Amortization:
Initial Balance		(332,765)	(304,534)
Amortization of the period	5	(22,557)	(22,869)
Balance at September 30		(355,322)	(327,403)
Net balance at September 30		567,727	545,787

16

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	09.30.2023	09.30.2022

	Millions of $
Initial Balance	258,728	254,513
New financial debts	3,735	102,177
Financial debts paid	(27,230)	(69,926)
Accrued interest	11,192	16,523
Foreign Exchange differences	(9,434)	(41,982)
Inflation adjustment	2,876	(2,750)
Total Net Balance at September 30	239,867	258,555

8.2 Breakdown of financial debt

	09.30.2023	09.30.2022

Non-current Financial Debts	Millions of $
Bank borrowings	4,318	8,437
Negotiable Obligations	225,486	228,124
Cost of issuance of NO	(1,028)	(2,400)
	228,776	234,161
Current Financial Debts
Bank borrowings	4,304	7,541
Negotiable Obligations	6,143	17,511
Bank overdrafts	900	-
Cost of issuance of NO	(256)	(485)
	11,091	24,567
	239,867	258,728

As of September 30, 2023 and December 31, 2022, the fair value of the financial debt amounts to $242,143 and $252,488, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2022.

17

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency	Initial Capital	Capital in U$S at 09.30.2023	Capital in U$S at 12.31.2022
Guaranteed with Maturity in 2027 (1)	02.2017	02.2027	6.875%		U$S	400.0	17.5	21.3
Class I Series 2020(1) (2) (3)	04.2020	02.2027	6.875	% (5)	U$S	306.0	63.2	76.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021	08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021	11.2028	9.500%		U$S	62.0	62.0	62
Class III (3)	09.2021	09.2023	4.000%		U$S (6)	30.5	-	30.5
Class V (3)	02.2022	02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022	02.2025	2.000%		U$S (6)	36.0	36.0	36.0
Class VII (3)	07.2022	07.2025	0.000%		U$S (6)	20.0	20.0	20.0
Class IX (3)	08.2022(4)	08.2026	0.000%		U$S (6)	32.7	32.7	30.0
Class X (3)	07.2023	07.2025	0.000%		U$S (6)	25.1	25.1	-

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) These NOs are international.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. At September 30, 2023, the Company is in compliance with financial covenants.

Additional Class IX Notes

On July 5, 2023, within the framework of the Global NO Issuance Program, AA2000 issued an additional US$2.7 million of class IX NO, with an issue price above par (119% of the nominal value).

Class X negotiable obligations

On July 5, 2023, within the framework of NO's Global Issuance Program, AA2000 issued US$ 25.1 million with an issue price above par (110.65% of the nominal value). The NOs were integrated 100% in kind according to the exchange ratio of US$ 1 nominal value of Class III NOs for US$ 0.9 nominal value of Class X NOs.

18

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 09.30.2023 (2)	Capital at 12.31.2022 (2)
Province of Buenos Aires (1)	04.2019	07.2024	7%	U$S	3.1	0.5	1.1
Syndicated Loan - Off Shore	11.2019	02.2023	LIBOR + 5.500% (4)	U$S	35.0	-	2.3
On Shore Renegotiation	11.2021	11.2024	8.500%	U$S	18.0	11.1	17.8
City Bank	11.2021	11.2023	6.000%	U$S	5.0	2.0	3.5
ICBC - Dubai Branch	07.2022	03.2024	SOFR+ 7.875%(4)	U$S	10.0	10.0	10.0
Offshore Renegotiation	08.2022	11.2024(3)	BADCOR + 15.50%		$535.4	-	535.4
Onshore Renegotiation	08.2022	11.2024(3)	BADCOR + 10.00%		$3,049.8	-	2,600.1
Citibank - Overdraft	03.2023	11.2023	76.000%		$192.9	192.9	-
Citibank - Overdraft	03.2023	02.2024	76.000%		$771.7	771.7	-
Import Financing	09.2023	01.2024	15.500%	U$S	0.5	0.5	-
Import Financing	09.2023	12.2024	15.500%	U$S	0.1	0.1	-

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Pre-paid during March 2023; the bank overdraft was used to cancel them.

(4) Plus applicable tax withholdings.

Syndicated loan

On February 22, 2023, the Company paid the last repayment installment of the Offshore loan for a total of US$ 2.3 million.

On March 30, 2023, the Company paid in advance for a total of $1,350 million 100% of the loans denominated in Argentine pesos under the syndicated loan.

Citibank - Overdraft

On March 30, 2023, four overdraft lines were taken for a total of $1,351 million in order to cancel syndicated loans denominated in Argentine pesos. The first and second of the short lines for $192.9 expired in May 2023 and August 2023, respectively.

Financing of Imports ICBC

The repayment of the principal of the loan was established in a single installment at maturity.

On September 18, 2023, an Import financing for USD 1.2 million granted by ICBC Bank in March 2023 at a rate of 12.90% was canceled.

Commitment agreement for the disposal of funds Banco Macro S.A.

As of the date of these financial statements, it is not current.

19

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		09.30.2023	12.31.2022

	Note	Millions of $
Trust for Strengthening	10.1	14,086	19,716
Others		5	-
Total		14,091	19,716

9.1.2 Other current receivables

		09.30.2023	12.31.2022

	Note	Millions of $
Expenses to be recovered		288	402
Guarantees granted		1	3
Related parties	10.1	274	527
Tax credits		2,396	3,170
Prepaid Insurance		297	425
Others		4	25
Total		3,260	4,552

9.2 Trade receivables

		09.30.2023	12.31.2022

	Note	Millions of $
Trade receivables		22,591	22,636
Related parties	10.1	261	653
Checks-postdated checks		1,014	717
Subtotal sales credits		23,866	24,006
Provision for bad debts		(3,806)	(4,822)
Total		20,060	19,184

20

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2.1 Changes in Bad Debt Provisions

		09.30.2023	12.31.2022

	Note	Millions of $
Initial balance		4,822	18,619
Increases /Recoveries of the period	5.2	594	(2,775)
Foreign exchange difference		1,684	(3,772)
Applications of the period		(225)	(1,090)
Inflation adjustment		(3,069)	(6,073)
Bad Debts provisions at September 30		3,806	4,909

9.3.1 Non-current investments

		09.30.2023	12.31.2022

	Note	Millions of $
Negotiable obligations		3,325	-
Negotiable obligations of related companies	10.1	332
Total		3,657	-

9.3.2 Current investments

		09.30.2023	12.31.2022

	Note	Millions of $
Other financial assets	10.1	5,122	-
Negotiable obligations		1,514	-
State bonds		3,349	-
Mutual funds		-	1
Total		9,985	1

9.4 Cash and cash equivalents

		09.30.2023	12.31.2022

	Note	Millions of $
Cash and funds in custody		174	95
Banks	13	25,840	42,845
Checks not yet deposited		179	330
Term deposits and others		29,536	8,751
Total		55,729	52,021

9.5 Accounts payable and other

9.5.1 Accounts payable and other non-current

		09.30.2023	12.31.2022

	Note	Millions of $
Suppliers		420	478
Other fiscal debts		-	1
Total		420	479

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.5.2 Commercial accounts payable and other current

		09.30.2023	12.31.2022

	Note	Millions of $
Suppliers		16,042	17,931
Foreign suppliers		922	1,099
Related Parties	10.1	352	506
Salaries and social security liabilities		9,696	11,168
Other fiscal liabilities		1,353	1,568
Total		28,365	32,272

NOTE 10 - BALANCES AND TRANSACTIONS OF OPERATIONS WITH COMPANIES ARTICLE 33 LAW N°19,550 AND OTHER RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at September 30, 2023 and December 31, 2022 are as follows:

	09.30.2023	12.31.2022

Other receivables	Millions of $
Other related companies	274	527
Total	274	527

	09.30.2023	12.31.2022

Trade receivables	Millions of $
Other related companies	261	653
Total	261	653

	09.30.2023	12.31.2022

Investments	Millions of $
Other related companies - non-current	332	-
Other related companies - current (1)	5,122	-
Total	5,454	-

(1) As of September 30, 2023, includes a loan granted on July 9, 2023 to Compañía General de Combustibles S.A. for US$14.5 million with a A.N.R of 4%. The loan is for a term of 6 months with cancellation in a single payment of principal and interest at maturity.

	09.30.2023	12.31.2022

Accounts payable and other	Millions of $
Other related companies	352	506
Total	352	506

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 10 BALANCES AND TRANSACTIONS OF OPERATIONS WITH COMPANIES ARTICLE 33 LAW N°19,550 AND OTHER RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of September 30, 2023 and December 31, 2022 are as follows:

	09.30.2023	12.31.2022

	Millions of $
Debt - Specific allocation of income	4,175	9,909
Credit - Strengthening Trust (1)	14,086	19,716

(1) To fund the investment commitments of AA2000.

10.2 Operations with related parties

Transactions with related parties during the nine-month periods ended September 30, 2023 and 2022 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $909 million and $1,170 million to the cost, respectively.

The Company has allocated to the cost $1,019 million and $898 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, for the nine-month period ended September 30, 2023, the Company has allocated $16 million to intangible assets.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $325 million and $295 million to the cost, respectively.

The Company has allocated to the cost $320 million and $286 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $1,168 million to the cost for the period ended September 30, 2023.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $286 million to the cost for the period ended September 30, 2023.

The Company has recorded commercial income of $551 million and $398 million, respectively, with Duty Paid S.A.

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $434 and $356 million for the nine-month periods ended at September 30, 2023 and 2022, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS OF OPERATIONS WITH COMPANIES ARTICLE 33 LAW N°19,550 AND OTHER RELATED PARTIES (Contd.)

10.3 Other information about related parties (Contd.)

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 11 – Provisions and other charges

	Note	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.23	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		1,866	327	(449)	(1,086)	-	727	1,385	739	646
Deferred Income		6,118	1,648	-	(2,086)	(2,739)	1,933	4,874	1,240	3,634
Trust for works		3,860	4,621	(6,681)	(1,441)	456	-	815	-	815
Guarantees Received		654	354	(197)	(421)	-	373	763	-	763
Upfront fees from concessionaires		1,545	49	-	-	(216)	-	1,378	1,008	370
Others		2,999	8	(1,289)	(1,440)	257	915	1,450	1,001	449
Total		17,042	7,007	(8,616)	(6,474)	(2,242)	3,948	10,665	3,988	6,677

	Note	Al 01.01.22	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.22	Total Non Current	Total Current

		Millions of $							Millions of $
Litigations		2,814	210	(450)	(1,208)	-	610	1,976	817	1,159
Deferred Income		7,194	1,101	-	(1,208)	(2,670)	671	5,088	1,532	3,556
Trust for works		8,663	3,110	(5,187)	(3,366)	1,217	-	4,437	675	3,762
Guarantees Received		625	282	(148)	(315)	-	162	606	-	606
Upfront fees from concessionaires		999	398	-	-	(260)	-	1,137	887	250
Dividends to be paid		912	-	(751)	(417)	-	256	-	-	-
Debt with the Argentine Government	15	-	65,953	(62,225)	(16,283)	12,555	-	-	-	-
Others		2,247	942	(250)	(1,028)	75	709	2,695	826	1,869
Total		23,454	71,996	(69,011)	(23,825)	10,917	2,408	15,939	4,737	11,202

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2023		Foreign exchange rates	Amount in local currency at 09.30.2022	Amount in local currency at 12.31.2022
Assets
Current Assets
Net trade receivables	U$S	37	348.9500	12,802	9,823
Investments	U$S	24	348.9500	8,463	-
Cash and cash equivalents	U$S	83	348.9500	28,915	42,213
Total current assets				50,180	52,036

Non-Current Assets
Investments	U$S	10	348.9500	3,325	-
Total Non-Current Assets				3,325	-
Total assets				53,505	52,036

Liabilities
Current Liabilities
Provisions and other charges	U$S	1	349.9500	491	871
Financial debts	U$S	42	349.9500	14,705	27,485
Lease liabilities	U$S	0	349.9500	79	792
Commercial accounts payable and others	U$S	11	349.9500	3,690	2,938
	EUR	2	360.2471	835	414
Total current liabilities				19,800	32,500

Non-Current Liabilities
Provisions and other charges	U$S	5	349.9500	1,723	2,011
Financial debts	U$S	657	349.9500	229,805	235,045
Commercial accounts payable and others	U$S	1	349.9500	420	478
Total non-current liabilities				231,948	237,534
Total liabilities				251,748	270,034
Net liability position				198,243	217,998

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2023 and December 31, 2022 include $1 million and $3 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of September 30, 2023, and December 31, 2022, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $2,115 million and $1,743 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 14 - CAPITAL STOCK

At September 30, 2023 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

NOTE 15 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date)

On February 25, 2022, the AA2000 board resolved:

(i)	redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;
(ii)	that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506, 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to ($330,123,490); plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date ($389,421,266). Consequently, the total value of the redemption will amount to $17,225,719,240;
(iii)	that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt;
(iv)	that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 15 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date – Contd.)

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

(i)	Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.
(ii)	Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.
(iii)	Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.
(iv)	Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

In the months of April, September and August 2022, the corresponding payments were made, canceling the total debt with the National State.

The capital reduction by redemption of the preferred shares and the reform of the bylaws was registered in the Public Registry on September 8, 2022 under number 16,654 of book 109, volume of Stock Companies.

NOTE 16 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023 (presented in $ at the currency of the Meeting date)

In the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

Finally, in the ordinary and special general meeting of classes A, B, C and D of shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 which, after absorbing the accumulated losses of the previous year for an amount of ($22,199,777,489), amounted to $18,438,253,482, have the following destination:

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 16 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023 (presented in $ at the currency of the Meeting date – Contd.)

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and
(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

NOTE 17 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	09.30.2023	09.30.2022
Income for the period (in millions of $)	49,401	77,769
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	190.7375	300.2664

NOTE 18- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2022.

On April 20, 2023, in relation to the provision of certain services, the requirement of prior BCRA approval for access to the MLC was incorporated within 60 calendar days from the date of approval of the declaration of the System for Imports of the Argentine Republic and Payments for Foreign Services (“SIRASE”). This requirement is not applicable in the event of: (i) payment by performing an exchange and/or arbitration against a local account in foreign currency; (ii) access simultaneously with the liquidation of a new financial indebtedness abroad for which the entire capital matures after the indicated term; and (iii) access with funds originated in a financing of imports of services granted by a local financial entity from a commercial line of credit abroad and when the entire capital of the financing matures after the indicated term.

Regarding the operation of stock market assets, the period for not concluding operations with securities issued under foreign law is extended to 180 calendar days and the period for not concluding operations with securities issued under Argentine law is maintained at 90 days, to be presented in the affidavits for access to the MLC.

On July 24, 2023, the PEN issued Decree No. 377/2023, which establishes that the “COUNTRY Tax” is levied on new operations that involve the purchase of foreign currency for the payment of obligations for imports of certain services and goods, namely: i) Services acquired abroad or in the country when provided by non-residents: the 25% rate will apply; ii) Freight services and other transportation services for import or export operations of goods, the 7.5% rate will be applicable; and iii) Importation of goods: the 7.5% rate will be

Notes to the Condensed Consolidated Interim Financial Statements

At September 30, 2023 presented in comparative format (Contd.)

NOTE 18- FINANCIAL RISK MANAGEMENT (Contd.)

applicable with some exceptions: a. Certain goods with specific tariff positions; b. Inputs and intermediate goods directly linked to the basic food basket as established by the Ministry of Economy, through the Secretariats with jurisdiction in the matter and the AFIP; and c. Goods linked to energy generation, in the terms established by the Ministry of Energy. The AFIP is empowered to establish a 95% payment on account under the terms and conditions established by said body. Financial entities must act as agents for the collection and settlement of the tax. This measure came into force on 07/24/2023, taking effect for operations to purchase banknotes and currencies in foreign currency carried out from that date, inclusive. At the date of these financial statements, the Company is analyzing the impact of the issued standard.

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

Beyond the aforementioned, there have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Condensed Consolidated Financial Statements as of September 30 2023 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at September 30, 2023, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at September 30, 2023.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.) the application of Technical Resolution No. 26 of the FACPCE (and its modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2023, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

Works are underway, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;

The work is in progress:

-	New Feeders 9 and 10 at 13.2 KV

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

1. General considerations (Contd.)

The following works have been completed:

-	New Shooting Parallel to Header 35; and
-	TWY beacon at Headland 35

Jorge Newbery Airport

In execution works of:

-	External works - sidewalks - landscaping - coastal filling and underground parking;
-	Expansion of the South Platform – Stage 2.
-	Expansion of the North Platform;

The first stage of the North Platform Expansion has been enabled.

Rio Hondo Airport

The following works are in execution:

-	Maintenance Infrastructure and Support Services; and
-	Expansion and Remodeling of the Passenger Terminal.

The following works have been completed:

-	Runway, Taxiing and Platform Rehabilitation;
-	New high-intensity track marking system;

Santa Rosa Airport

The remodeling and expansion works of the passenger terminal are underway.

San Rafael Airport

In execution works of:

-	Maintenance Infrastructure and Support Services
-	New Passenger Terminal.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

1. General considerations (Contd.)

Córdoba Airport

The following work is in the process of termination due to lack of reactivation, after the stoppage due to the pandemic:

-	Beaconing for runway 18-36;

Iguazú Airport

The following works are in the process of termination due to lack of reactivation, after the stoppage due to the pandemic:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

The following works are in execution:

-	Tipping points - Aircraft sanitary effluent treatment;
-	Sewage Effluent Treatment Plant; and
-	Maintenance Infrastructure and Support Services.

San Fernando Airport

The work on the New Control Tower has been completed.

San Juan Airport

The remodeling work of the passenger terminal is in execution.

La Rioja Airport

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the New Parking works.

Both will be tendered again.

Esquel Airport

Terminated due to provider breach

-	Integral Remodeling Work of the Passenger Terminal
-	TWR Control.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

1. General considerations (Contd.)

Jujuy Airport

In execution, about to be complete, the works of:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.

Resistencia Airport

The works are in progress:

-	Power Supply to the Control Tower.
-	Rehabilitation of Alpha Taxiing; and
-	Beaconing of Alfa Taxiing

Starting the works of:

-	Comprehensive remodeling of the passenger terminal

Formosa Airport

The following work is in execution:

-	New passenger terminal;

Salta Airport

Starting the works of:

-	Remodeling and expansion of the passenger terminal;

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at September 30, 2023, 2022, 2021, 2020 and 2019, is presented.

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

	Millions of $
Current Asset	89,126	72,390	43,340	75,245	102,653
Non-current Assets	586,197	566,598	567,938	590,966	575,155
Total Assets	675,323	638,988	611,278	666,211	677,808

Current liabilities	50,396	73,796	136,666	125,794	112,656
Non- Current Liabilities	292,106	285,618	212,183	262,775	268,563
Total Liabilities	342,502	359,414	348,849	388,569	381,219

Net equity attributable to majority shareholders	332,899	279,569	262,424	277,638	296,382
Non-controlling interest	(78)	5	5	4	207
Net Equity	332,821	279,574	262,429	277,642	296,589
Total	675,323	638,988	611,278	666,211	677,808

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine-month periods ended at September 30, 2023, 2022, 2021, 2020 and 2019.

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

	Millions of $
Gross Profit	87,196	63,449	5,691	(10,653)	87,714
Administrative and distribution and marketing expenses	(20,531)	(13,641)	(10,088)	(13,315)	(33,639)
Other net income and expenses	2,361	2,941	(3,634)	1,402	5,430
Operating profit	69,026	52,749	(8,031)	(22,566)	59,505
Income and financial costs	3,221	17,811	16,899	(21,324)	(35,452)
Result by exposure to changes in the acquisition power of currency	(11,449)	5,224	864	(8,290)	(6,431)
Income for related parties	(2)	(8)	-	-	-
Income before tax	60,796	75,776	9,732	(52,180)	17,622
Income tax	(11,395)	1,993	(13,041)	19,262	16,471
Result of the period	49,401	77,769	(3,309)	(32,918)	34,093
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	49,401	77,769	(3,309)	(32,918)	34,093
Result attributable to majority shareholders	49,414	77,768	(3,310)	(32,679)	34,080
Non-controlling interest	(13)	1	1	(239)	13

4. Cash flow structure

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

	Millions of $
Cash Flow generated by / (Used in) operating activities	36,991	10,373	7,321	16,326	(45,744)
Cash Flow (used in) / generated by investing activities	(13,743)	3,012	4,676	539	2,915
Cash Flow (used in) / generated by financing activities	(24,260)	(31,510)	(27,060)	2,300	32,297
Net Cash Flow (used in) / generated in the period	(1,012)	(18,125)	(15,063)	19,165	(10,532)

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

5. Analysis of operations for the nine-month periods ended at September 30, 2023 and 2022

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the nine-month periods ended at September 30, 2023 and 2022:

Revenues

	09.30.2023%		09.30.2022%
	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenues	112,224	53.76%	84,684	50.33%
Non-aeronautical revenues	96,518	46.24%	83,575	49.67%
Total	208,742	100.00%	168,259	100.00%

The following table shows the composition of the aeronautical revenues for the nine-month periods ended at September 30, 2023 and 2022:

Aeronautical revenues

	09.30.2023%		09..302022%
	Millions of $	Revenues	Millions of $	Revenues
Landing fee	8,349	7.44%	6,766	7.99%
Parking fee	3,221	2.87%	2,635	3.11%
Air station use rate	100,654	89.69%	75,283	88.90%
Total	112,224	100.00%	84,684	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 09.30.2023	121,595
Costs of sales for the period ended at 09.30.2022	104,856
Variation	16,739

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended 09.30.2023	12,081
Distribution and commercial expenses for the period ended at 09.30.2022	6,959
Variation	5,122

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

5. Analysis of operations for the nine-month periods ended at September 30, 2023 and 2022 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 09.30.2023	8,450
Administrative expenses for the period ended at 09.30.2022	6,683
Variation	1,767

Income and financial costs

Net financial income and costs totaled profits of $4,895 million during the nine-month period ended at September 30, 2023 with respect to $9,296 million revenue during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded revenue of approximately $2,361 million during the nine-month period ended at September 30, 2023 with respect to $2,941 million of revenue in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at September 30, 2023 amounted to $572,687 million composed of $239,867 million of financial debt and a net equity worth of $332,820 million, while the total capitalization of the Company at September 30, 2022 amounted to $538,129 million comprised of $258,555 million of financial debts and a net equity worth of $279,574 million.

The debt as a percentage of total capitalization amounted to approximately 41.88% at September 30, 2023 and 48.05% at September 30, 2022.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

6. Index

The information refers to the periods ended at September 30, 2023, 2022, 2021, 2020 and 2019:

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19
Liquidity (1)	1,921	1,034	0,327	0,620	0,920
Solvency (1)	0,990	0,792	0,782	0,730	0,780
Immobilization of capital	0,868	0,887	0,929	0,890	0,850
Cost effectiveness	0,160	0,285	(0,013)	(0,112)	0,117

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine-month periods ended at September 30, 2023, 2022, 2021, 2020 and 2019:

	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19

Airport	Thousands of passengers
Aeroparque	11,514	9,152	2,246	2,293	9,444
Ezeiza	7,836	5,250	2,215	2,936	9,332
Córdoba	2,171	1,551	406	698	2,697
Bariloche	1,953	1,532	697	434	1,425
Mendoza	1,759	1,202	370	433	1,755
Iguazú	1,143	846	210	352	1,158
Salta	1,109	886	316	327	1,096
Tucumán	634	511	184	178	745
Jujuy	439	345	118	83	301
C. Rivadavia	421	324	108	124	492
Total	28,979	21,599	6,870	7,858	28,445
Overall total	30,929	23,192	7,414	8,840	31,575
Variation	33.4%	212.8%	(16.1)%	(72.0)%	10.7%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the nine-month periods ended at September 30, 2023, 2022, 2021, 2020 and 2019 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	09.30.23	09.30.22	09.30.21	09.30.20	09.30.19
Aeroparque	94,344	74,525	23,163	22,443	85,242
Ezeiza	52,744	36,084	23,972	24,735	63,658
San Fernando	45,332	44,024	35,364	18,930	31,719
Córdoba	20,514	15,658	6,190	7,066	24,216
Mendoza	16,006	11,685	4,769	5,058	17,034
Bariloche	14,269	11,624	6,744	3,623	11,095
Salta	11,939	8,625	3,798	3,660	10,555
Iguazú	8,583	6,577	2,305	3,401	9,531
Tucumán	5,984	4,425	2,298	1,828	7,046
Mar del Plata	5,559	4,595	2,800	2,310	6,321
C. Rivadavia	5,280	4,389	3,407	3,310	7,422
Total	280,554	222,211	114,810	96,364	273,839
Overall Total	330,902	266,677	144,468	118,941	323,656
Variations	24.1%	84.6%	21.5%	(63.3)%	1.4%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At September 30, 2023 presented in comparative form

Outlook for 2023

The third quarter of 2023 maintained the level of recovery of the international passenger segment, which in September 2023 stood at 91% of the 2019 level, and marked a growth of 15% in relation to 2022. In the domestic segment, the Traffic reached a level of 5% above 2019.

For the remainder of 2023 and the beginning of 2024, we expect international passengers to continue the recovery trend until reaching pre-pandemic levels. Likewise, we expect to continue a moderate growth trend in the domestic segment.

Simultaneously, we continue to monitor the Company's operating costs impacted by the effect of current macroeconomic variables. Additionally, we weigh the impact generated in said structure by the level of activity, seeking to maintain the quality and level of services.

Likewise, we continue to make strong progress in the works included in the investment program, as committed in our contractual framework, with important works in several airports both in the metropolitan area and in the interior, strengthening the program of improvements and modernization of the infrastructure in the airport system of the country, with a federal perspective.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the condensed consolidated interim financial statements

Introduction

We have reviewed the attached condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company"), which comprise the consolidated statement of financial position as of September 30, 2023, the consolidated statements of comprehensive income for the periods of three and nine months ended September 30, 2023, the consolidated statements of changes in equity and cash flows for the nine-month period ended September 30, 2023 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the condensed consolidated interim financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of condensed consolidated interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

“Free translation from the original in Spanish for publication in Argentina”

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be recorded in the book Inventories and Balance Sheets;

b)	the separate condensed interim financial statements arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventories and Balance Sheets;

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	As of September 30, 2023, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $ 744,938,417, not being payable as of that date.

Autonomous City of Buenos Aires, November 10, 2023.

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, including the consolidated statements of comprehensive income for the periods of three and nine months ended September 30, 2023, the consolidated statements of changes in equity and cash flows for the nine-month period ended September 30, 2023 and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated November 10, 2023, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technique Resolution No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of the Company as of September 30, 2023 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 10, 2023.

_______________

Patricio A. Martin

By Surveillance Committee